Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this SEC Filing on Form 6-K of our report dated September 19, 2025, with respect to the consolidated financial statements of Wealth AI Pte. Ltd. (referred as “the Company”), as of September 30, 2024 and 2023, and for each of the two years then ended September 30, 2024, in which our report expresses an unqualified opinion and includes explanatory paragraph relating to substantial doubt on the Company’s ability to continue as a going concern, appearing in this Form 6-K.

/s/ Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”)

New York, New York

September 19, 2025